KMG Chemicals, Inc.

300 Throckmorton Street

Fort Worth, Texas 76102

April 13, 2017

Via Edgar

Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549

Re:KMG Chemicals, Inc.

Registration Statement on Form S-3 filed April 7, 2017

File No. 333-217185

Ladies and Gentlemen:

KMG Chemicals, Inc. (the “Company”) requests that the effective date of the above-captioned Registration Statement be accelerated so that such Registration Statement will be declared effective at 10:00 a.m., Washington, D.C. time, on Monday, April 17, 2017, or as soon as practicable thereafter.

The Company hereby acknowledges that:

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should the Securities and Exchange Commission (“Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Roger C. Jackson

Roger C. Jackson

Vice President, General Counsel and Secretary